UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                            GAM AVALON LANCELOT, LLC
                       (Name of Subject Company (issuer))

                       GAM AVALON LANCELOT, LLC (OFFEROR)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                             KENNETH A. DURSHT, ESQ.
                                C/O GAM USA INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 407-4600

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

                                 WITH A COPY TO:
                           CHRISTOPHER M. WELLS, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                          NEW YORK, NEW YORK 10036-8299
                                 (212) 969 3600

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation:  $ 39,185,392(a)         Amount of Filing Fee: $ 4,612(b)
================================================================================

     (a) Calculated as the aggregate maximum purchase price for limited liability company interests.

     (b) Calculated at 117.70 per $1,000,000 of the Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid:   $2,306
                         Form or Registration No.:   SCHEDULE TO
                         Filing Party:   GAM AVALON LANCELOT, LLC
                         Date Filed:   NOVEMBER 10, 2005

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| third-party tender offer subject to Rule 14d-1.
|X| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") originally filed with the U.S. Securities and Exchange Commission (the "SEC") on November 10, 2005, by GAM Avalon Lancelot,
LLC (the "Fund") in connection with an offer by the Fund to purchase up to 10 percent of the Fund's outstanding units of limited liability company interests ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(2) and (a)(3) to the Statement. This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended.

The information in the Offer is incorporated in this Amendment No. 1 to the Statement by reference in response to all the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein and the Exhibits hereto.

Notice of this Amendment No. 1 in the form of the Supplement to Offer to Purchase attached hereto as Exhibit (a)(8) will be sent to all members of the Fund. The Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits (a)(2) and (a)(3), respectively, to the Statement.

ITEM 6 - PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

Item 6 is hereby amended as follows:

1. The last sentence of the third paragraph of Item 6 is hereby deleted in its entirety and substituted with the following:

"The closing of the Transaction occurred on December 2, 2005."

2. The last sentence of the fifth paragraph of Item 6 is hereby deleted in its entirety and substituted with the following:

"Upon the closing of the Transaction, each of the Advisor and GIML became indirect, wholly owned subsidiaries of Julius Baer."

ITEM 12 - EXHIBITS

Item 12 of Schedule TO is hereby amended and supplemented by adding the following:

(a)(7) Press Release dated December 7, 2005 (announcing (i) the increase the maximum percentage of the Fund's Units that the Fund is offering to purchase from 10 percent of the Units to up to 20 percent of the Units), and (ii) the extension of the tender offer period from midnight, New York time on Friday, December 9, 2005 to midnight, New York time on Tuesday, December 20, 2005).

(a)(8) Supplement to the Offer to Purchase dated December 7, 2005.

Except as expressly set forth in this Amendment No. 1, all other terms of the Statement remain unchanged.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GAM AVALON LANCELOT, LLC
                                      By:  GAM USA Inc.
                                      Advisor

                                      By:    /s/ Kenneth A. Dursht
                                           -------------------------------------
                                      Name:  Kenneth A. Dursht
                                      Title: Authorized Signatory

December 7, 2005

                                  EXHIBIT INDEX

EXHIBIT

         (a)(1)   Cover Letter to Offer to Purchase and Letter of Transmittal. *

         (a)(2)   Offer  to  Purchase  (with  unaudited   financial   statements
                  enclosed). *

         (a)(3)   Letter of Transmittal. *

         (a)(4)   Notice of Withdrawal of Tender. *

         (a)(5) Forms of Letters dated January 9, 2006, from the Fund to Members in connection with acceptance of offers of tender. *

         (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2005.*

         (a)(7)   Press Release dated December 7, 2005. **

         (a)(8)   Supplement to the Offer to Purchase dated December 7, 2005. **

         (d)      The  Fund's   Registration   Statement   No.   333-123722   is
                  incorporated herein by reference.

* Previously filed
** Filed herewith